# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ESAB Corporation, CIK 0001877322
CUSIP: 29605J106
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 909 Rose Avenue, 8th Floor, North Bethesda, Maryland (MD), 20852
Date of event which requires filing of this statement: 06/01/2026
Filed by CIK 0001015014
Persons authorized to receive notices and communications: Scott Brannan, 11790 Glen Road, Potomac, Maryland (MD), 20854, (301) 299-2225

## Reporting persons
- Mitchell P. Rales (CIK 0001015014): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,441,570; shared voting power 0; sole dispositive power 4,441,570; shared dispositive power 0; aggregate amount beneficially owned 4,441,570 (7.1% of the class)
  Comment: (1) Based on 62,854,027 shares of the Company's Common Stock outstanding as of June 1, 2026, comprised of (a) 60,881,712 shares of Common Stock outstanding as of April 28, 2026, as reported in the Company's Quarterly Report on Form 10-Q filed with the Commission on May 7, 2026, (b) 1,254,255 shares of common stock issued by the Company in a private placement on June 1, 2026, as reported in the Company's Current Report on Form 8-K filed with the Commission on June 2, 2026 and (c) 718,060 shares of Common Stock currently issuable upon conversion of the Series A Mandatory Convertible Preferred Stock beneficially owned by Reporting Person

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: ESAB Corporation
Address of issuer's principal executive offices: 909 Rose Avenue, 8th Floor, North Bethesda, Maryland (MD), 20852

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Statement is hereby supplemented with the information contained in Item 4 of this Amendment No. 2, which is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Preferred Stock Purchase Agreement

As disclosed in the Company's Current Report on Form 8-K filed on June 2, 2026, on June 1, 2026, in connection with the closing of the Acquisition of Eddyfi Holding Inc., the Company completed the private placement of 175,000 shares of its 6.50% Series A Mandatory Convertible Preferred Stock, par value $0.001 per share ("Mandatory Convertible Preferred Stock"), pursuant to that certain Preferred Stock Purchase Agreement dated February 2, 2026 (the "Preferred Stock Purchase Agreement") between the Company and certain institutional investors thereto, including the Reporting Person.

MA Long Term Investors, L.P. (the "Family Partnership"), a family partnership affiliated with the Reporting Person, purchased 100,000 shares of Mandatory Convertible Preferred Stock in the private placement at a price of $1,000 per share for aggregate consideration of $100.0 million. The Family Partnership is acquiring the Mandatory Convertible Preferred Stock for investment purposes, and funded the purchase price for the Mandatory Convertible Preferred Stock with working capital. In addition, in connection with the Preferred Stock Purchase Agreement, the Reporting Person is subject to a lock-up period for 90 days following the closing of the private placement pursuant to which he generally may not, without the prior consent of the Company (i) sell, contract to sell, sell any option or contract to purchase, or otherwise transfer or dispose of, or (ii) enter into any swap or other transaction or arrangement that transfers or that is designed to result in the transfer to another any of the economic consequences of ownership of, any of the Mandatory Convertible Preferred Stock purchased under the Preferred Stock Purchase Agreement.

The summary of the Preferred Stock Purchase Agreement included herein is qualified in its entirety by the text of the agreement, a copy of which was attached as Exhibit 99.1 to Amendment No. 1 to the Statement filed by the Reporting Person on February 4, 2026 and is incorporated herein by reference.

Certificate of Designations for Mandatory Convertible Preferred Stock

As specified in the Certificate of Designations relating to the Mandatory Convertible Preferred Stock, filed by the Company with the Secretary of State of the State of Delaware on June 1, 2026 (the "Certificate of Designations"), the Mandatory Convertible Preferred Stock does not have a maturity date but will mandatorily convert into shares of the Company's Common Stock on the mandatory conversion date, approximately three years after the initial issue date. Cumulative cash dividends on the Mandatory Convertible Preferred Stock will be payable at a rate of 6.50% per annum (equivalent to $65.00 per annum per share), quarterly in arrears, when, as and if declared by the Company's board of directors. Dividends will accumulate from the most recent date on which dividends have been paid or, if no dividends have been paid, from the initial issue date.

Each share of the Mandatory Convertible Preferred Stock has a liquidation preference of $1,000 per share, plus accumulated but unpaid dividends, and will automatically convert on the mandatory conversion date into between 7.1806 shares (the "Minimum Conversion Rate") and 8.2576 shares (the "Maximum Conversion Rate") of the Company's Common Stock per share, depending on the Applicable Market Value of the common stock during the Settlement Period (each as defined in the Certificate of Designation). The conversion rates will be subject to certain customary anti-dilution adjustments. Prior to the mandatory conversion date, holders may elect to convert at any time at the Minimum Conversion Rate, subject to adjustment for any accumulated and unpaid dividends that have not been declared. The Mandatory Convertible Preferred Stock may not be redeemed by the Company (other than in limited circumstances relating to HSR Act compliance). If a "Fundamental Change" occurs, holders will have the right to convert at an increased Fundamental Change Conversion Rate and to receive a Fundamental Change Dividend Make-whole Amount (each as defined in the Certificate of Designations) equal to the present value of all remaining scheduled dividend payments, discounted at 6.50% per annum.

The above description of the Certificate of Designations is a summary and is qualified by reference to the full text of the Certificate of Designations, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Registration Rights Agreement

On June 1, 2026, the Company and the purchasers of the Mandatory Convertible Preferred Stock, including the Family Partnership, also entered into a Registration Rights Agreement (the "MCP Registration Rights Agreement"), pursuant to which the Company agreed that if, following one year after the Closing Date (the "Resale Restriction Termination Date"), holders of the shares of Common Stock issuable upon conversion of the Mandatory Convertible Preferred Stock (the "Conversion Shares") are unable to sell such Conversion Shares pursuant to Rule 144 under the Securities Act, the Company will file a registration statement with the SEC within five business days of receiving a DTC Transfer Notice (or, if earlier, within 121 days following the Resale Restriction Termination Date) for purposes of registering the resale of such Conversion Shares. The Company agreed to use its commercially reasonable efforts to have such registration statement declared effective no later than 120 calendar days following the Resale Restriction Termination Date (or, in the event the SEC reviews and has written comments on such registration statement, 180 calendar days following the Resale Restriction Termination Date). The Company agreed to keep such registration statement continuously effective until the earlier of (i) when the Conversion Shares cease to be "Registrable Securities" (as defined in the MCP Registration Rights Agreement) and (ii) the 30th day following the first day on which no Mandatory Convertible Preferred Stock is outstanding.

The summary of the MCP Registration Rights Agreement included herein is qualified in its entirety by the text of the agreement, a copy of which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Contribution to Family Partnership

As of June 1, 2026, the Family Partnership acquired 3,537,797 shares of Common Stock (in addition to its shares of Mandatorily Convertible Preferred Stock) through the following contributions to the Family Partnership for no consideration: (i) 3,355,765 shares were contributed from a revocable trust of which the Reporting Person is the trustee; (ii) 70,686 shares were contributed from the Mitchell P. Rales Family Trust of which the Reporting Person is trustee; and (iii) 111,346 shares were contributed from the Reporting Person's adult children and entities affiliated with the Reporting Person's adult children. The Family Partnership is managed by a general partner, which is a limited liability company that is indirectly controlled by the Reporting Person.

General

All shares beneficially owned by the Reporting Person, including shares of Mandatory Convertible Preferred Stock and underlying Common Stock and shares held through the Family Partnership, are held by the Reporting Person for investment purposes. The Reporting Person may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional securities of the Company in the open market or in privately negotiated transactions, by exchange offer or otherwise. Depending on the factors discussed herein, the Reporting Person may, from time to time, retain, transfer, gift, or sell all or a portion of his shares in the open market or in privately negotiated transactions. Any actions that the Reporting Person might undertake will depend upon his review of numerous factors, including, among other things, the availability of shares for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Company's business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; personal financial planning; personal philanthropic endeavors; estate planning; and other future developments.

Other than as may have arisen in his capacity as a director of the Company, the Reporting Person currently has no plans or proposals that relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. To the extent the Reporting Person may be involved in the formulation or approval of such plans or proposals solely in his capacity as a director of the Company, the Reporting Person does not expect to disclose such developments of his involvement by amending this Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Reporting Person is the beneficial owner of 4,441,570 shares of common stock representing approximately 7.1% of the 62,854,027 shares of Common Stock outstanding as of June 1, 2026 (comprised of (a) 60,881,712 shares of Common Stock outstanding as of April 28, 2026, as reported in the Company's Quarterly Report on Form 10-Q filed with the Commission on May 7, 2026, (b) 1,254,255 shares of Common Stock issued by the Company in a private placement on June 1, 2026, as reported in the Company's Current Report on Form 8-K filed with the Commission on June 2, 2026, and (c) 718,060 shares of Common Stock currently issuable upon conversion of the Mandatory Convertible Preferred Stock beneficially owned by Reporting Person).

The Reporting Person's ownership includes of 9,632 shares owned by the Reporting Person's two minor children, 155,735 shares held by the Mitchell P. Rales Family Trust of which the Reporting Person is trustee and 20,346 shares directly owned by the Reporting Person (consisting of 8,333 shares attributable to the Reporting Person's individual retirement account, 7,503 deferred stock units and 4,510 shares underlying vested director stock options). The shares underlying the deferred stock units will not be issued until the earlier of the Reporting Person's death or January 31st of the second calendar year following the Reporting Person's retirement from the Board of Directors of the Company.

The Reporting Person's beneficial ownership also includes (a) 3,537,797 shares of Common Stock owned by the Family Partnership and (b) 718,060 shares of Common Stock currently issuable upon conversion of the Mandatory Convertible Preferred Stock owned by the Family Partnership. The Reporting Person indirectly controls the limited liability company that serves as the general partner for the Family Partnership and therefore may be deemed to beneficially own the securities owned by the Family Partnership. The Reporting Person disclaims beneficial ownership of the securities owned by the Family Partnership except to the extent of his pecuniary interest. In addition, the Reporting Person disclaims beneficial ownership of all shares that are owned directly or indirectly by Steven M. Rales, his brother.
Transactions in the class effected during the past sixty days: In addition to the acquisition of the Mandatorily Convertible Preferred Stock described in Item 4 of this Amendment No. 2, the Reporting Person engaged in the following transactions in the Common Stock the past 60 days: On May 8, 2026, the Company granted the Reporting Person (a) 813 deferred stock units and (b) options to acquire 2,647 shares of Common Stock at an exercise price $100.94 per share, in each case in connection with its annual equity grant made to the Company's directors.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Statement is hereby supplemented with the information contained in Item 4 of this Amendment No. 2, which is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Certificate of Designation of Preferences, Rights and Limitations of Series A Mandatory Convertible Preferred Stock of ESAB Corporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on June 2, 2026).

Exhibit 99.2. Registration Rights Agreement among the Company and purchasers of Series A Mandatory Convertible Preferred Stock (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on June 2, 2026).

## Signatures
- Mitchell P. Rales: /s/ Mitchell P. Rales, Mitchell P. Rales (06/02/2026)